DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREE[redacted]
LONDO[redacted]

15,

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

December 5, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Disclosure that was filed with the CNMV on November 20, 2007 informing of the communiqué issued by BAA Limited in response to the price control proposals from the Civil Aviation Authority.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué in response to the price control proposals from the Civil Aviation Authority ("CAA").

BAA is a wholly-owned subsidiary of Airport Development and Investment Limited ("ADI"), a company comprising the members of the Consortium that consists of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd.

Attached as an Annex to this disclosure is BAA's original communiqué in English, a translation of which will be filed shortly with the CNMV.

Madrid, 20 November 2007.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

BAA responds to CAA's price control proposals

BAA's priorities are to improve the service we offer our passengers on a daily basis, and to transform Britain's airports to make them truly world class.

That is our ambition, and it will remain so.

The key question, therefore, is how far the CAA's proposals support that ambition.

While we welcome the evidence of movement in some areas, we believe the regulator has not recognised the significant challenges we all face in transforming passengers' daily experience and the new security reality in which we operate.

But the reason our airports have not been transformed as they should have been is a sustained lack of investment resulting in part from a series of long planning delays. BAA is determined to make that investment, but we do not believe these proposals yet recognise the scale of what is required and the risk involved.

We note, however, that the CAA is embarking on a period of consultation, and that it has said there are a number of matters on which it will reflect further. We will use that period to make our concerns known, and we would call on others who share our ambition for Britain's airports to do likewise.

Media enquiries: Malcolm Robertson, BAA Limited
Tel: 07788 57680
Mike Smith, Finsbury
Tel: 020 7251 3801

For further information on BAA, visit www.baa.com

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Further to the Regulatory Disclosure published on this day with number 86329, attached for information purposes is a translation of the communiqué issued by BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., in response to the proposals of the Civil Aviation Authority ("CAA") relating to price controls. The full text of the CAA's proposal may be viewed at www.caa.co.uk/docs/5/ergdocs/priceproposals_nov07.pdf

Madrid, 20 November 2007.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

END